Management Discussion and Analysis
                           For the year ended
December 31, 2015

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2015.

All information contained in this MD&A is current as of March 30, 2016 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is      March 30, 2016.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward looking-information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of  new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and

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availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs on the Railroad-Pinion Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

The forward looking statements and forward-looking information contained herein are based on information available as of March 30, 2016.

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Cautionary Notes Regarding Resource Estimates

This MD&A includes references to the existence of Indicated and/or Inferred mineral resources at the Company’s Pinion and Dark Star Deposits. The Company cautions that indicated and inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Although it is reasonably expected that the majority of the Inferred resources could be upgraded to Indicated resources with continued exploration, readers are cautioned not to assume that all or any part of the Inferred resources exist, or they can be mined legally or economically. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad-Pinion project located in Elko County, Nevada (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling about 30,404 gross acres (12,304 gross hectares) and 28,721 net acres (11,623 net hectares) of land in Elko County, Nevada.  As of December 31, 2015, Gold Standard owns or has an option on the ownership of a total of 16,439 gross acres (6,652 gross hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) and 13,965 gross acres (5,651 gross hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of surface use agreements and mining/mineral lease agreements. Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% for a total of 12,666 acres (5,126 hectares) including fee mineral and patented lode mineral claims. The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Characterized by fragmented land ownership, the Company has focused on consolidating the Railroad District under its common ownership and/or control since 2010. On March 5, 2014, the Company acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts, including Pinion Section 27 which hosts the bulk of the Pinion gold deposit (the “Pinion Deposit”), from Scorpio Gold (US) Corporation thus completing the consolidation of the Railroad District and the “fourth window” of the Carlin Trend under the Company's ownership and/or control. See "Railroad-Pinion Project - Pinion Deposit" below.

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During the year ended December 31, 2015, the Company dropped its remaining interests in the Safford-CVN and East Bailey projects (collectively the “CVN Project”) and East Camp Douglas project (the “Camp Douglas Project”) located in north central Nevada, both early stage gold exploration projects, and terminated all underlying lease agreements due to poor market conditions in order to conserve cash and focus exclusively on advancing the Railroad-Pinion Project. See "Exploration Activities - CVN and Camp Douglas Projects" below.

Exploration activities

Railroad-Pinion Project

On March 5, 2014, the Company acquired the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (“Scorpio”), effectively completing the Company's consolidation of the Railroad District and "fourth window" of the Carlin Trend under its ownership and/or control. The consolidation of the Railroad-Pinion Project provides the Company with effective control, subject to underlying royalties, of a largely contiguous parcel of about 30,404 gross acres (12,304 gross hectares) and 28,721 net acres (11,623 net hectares) of land in Elko County, Nevada. See “Overall Performance” above. See also Item 5.3 “GENERAL DEVELOPMENT OF THE BUSINESS - Significant Acquisitions and Dispositions” of the AIF for details of the purchase price and terms and conditions of Pinion Acquisition.

Work completed by the Company at the Railroad-Pinion Project between March and September, 2014 was focused on the Pinion Deposit and included a compilation and validation program of the Pinion Deposit drill database followed by a 13 hole Phase 1 confirmation drill program intended to support the ongoing geological modeling and database validation work in order to allow for an initial mineral resource estimate for the Pinion Deposit.  Based upon the compilation and modelling along with the Phase 1 drilling, a maiden NI 43-101 mineral resource estimate was constructed for the Pinion Deposit by APEX Geoscience Ltd., of Edmonton, Alberta (“APEX”) in the fall of 2014 which included an "indicated" mineral resource of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold and an additional "inferred" mineral resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold. The estimate also included an “inferred” mineral resource for silver consisting of 76.77 million tonnes at 3.82 g/t Ag for 9.43 million ounces of silver. See “Railroad-Pinion Project – Pinion Deposit” below.

Between September and November, 2014, the Company completed a Phase 2 drill program consisting of an additional 44 reverse circulation (“RC”) holes totaling approximately 35,730 feet (10,891 m) in and about the Pinion Deposit at a cost of approximately US$1,340,088 (C$1,510,145) designed to extend areas of known shallow oxide gold mineralization along strike and at depth and to test new targets identified by the 2014 Phase 1 program and a new 3D geologic model. All 44 holes intersected multilithic collapse breccia with 38 of 44 holes returning significant gold intercepts of at least 0.3 parts per million (ppm) or grams per tonne (g/t) or 0.009 ounces per ton (oz/st) gold (Au) over at least 6.1 metres (20 ft).

The remainder of the 2014 drilling comprised 5 vertical RC holes totaling 6,220 feet (1,896 m) at the Bald Mountain target on the Railroad portion of the Railroad-Pinion Project designed to expand the limits of known oxide copper-gold-silver-zinc mineralization hosted in multi-lithic collapse breccia at the top of the Devils Gate Limestone. All five holes intersected the multi-lithic, dissolution collapse breccia host and the plan extent of the breccia was expanded in all directions.

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In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 2,140 net acres (866 net hectares) of land at the southern end of the Railroad-Pinion Project including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being the Dark Star deposit (the “Dark Star Deposit”) and Dixie prospect.

A review of the historical Dark Star drilling information by Gold Standard in conjunction with APEX confirmed that the existing Dark Star drilling data was of sufficient quality to warrant a formal resource estimation effort for the Dark Star Deposit. APEX was retained to complete geological modeling and resource estimation and a maiden NI 43-101 compliant “inferred” resource estimate of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au, was completed based on the results of 105 RC drill holes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999.

During 2015, the Company completed multi-phase RC drill programs totaling 46,732 feet (14,244 m) at the Pinion and Dark Star Deposits along with 5 core holes totaling 6,115 feet (1,864 m) at Dark Star and North Bullion.

Phase 1 drilling at Pinion and Dark Star during June and July, 2015, was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the 2014 program and involved 4,912 metres of RC drilling in 14 holes, of which 9 holes were completed at Pinion and 5 holes totaling 5,145 feet (1,568 m) were completed at Dark Star.

Phase 2 drilling at Pinion, completed between September and early December, 2015, was designed to test five oxide resource expansion targets and totaled 19,900 feet (6,066 m) of RC drilling in 15 holes. All intercepts were contained within oxidized and altered multilithic, dissolution collapse breccia, the principal Pinion Deposit host rock, and all intercepts were obtained outside of the boundaries of the 2014 maiden Pinion resource.

The Phase 1 drilling at Dark Star yielded gold mineralization up to 100 metres to the north of historic drilling and the 2015 maiden Dark Star resource. The Phase 2 drilling at Dark Star was completed during October through December, 2015 and comprised 7 RC holes for a total of 10,015 feet (3,053 m), plus 1 diamond (core) drill hole for 1,402 feet (427 m). The Phase 2 RC drilling program ` new oxide gold discovery in Pennsylvanian calcareous and siliciclastic rocks approximately 500 meters north of the maiden Dark Star resource.

Based upon the results of drilling at Pinion during late 2014 and throughout 2015, APEX constructed a resource update for Pinion in early 2016 (see news release dated March 15, 2016) including an “indicated” mineral resource of 31.61 million tonnes at a grade of 0.62 g/t Au totaling 630,300 ounces of gold (representing an approximate 49% increase in gold versus the 2014 maiden Pinion resource) and a revised “inferred” resource of 61.08 million tonnes at a grade of 0.55 g/t Au totaling 1,081,300 ounces of gold (representing an approximate 6% increase in gold versus the 2014 maiden Pinion resource. The updated Pinion resource also included an “inferred” silver resource comprised of  92.69 million tonnes at an average grade of 4.16 g/t Ag totaling 12,401,600 ounces of silver representing a nearly 32% increase in silver versus the 2014 maiden Pinion resource.

The 2015 drill program at North Bullion consisted of 4 holes (1,437 metres core and 214 metres RC) designed to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by the Company in 2012. Two of three holes at North Bullion returned significant intercepts that expand the known gold mineralization to the northwest and the fourth hole was lost before testing its intended target.

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The Company incurred exploration expenditures for the Railroad-Pinion Project totalling $8,270,739 in 2015 compared to $6,105,832 in 2014. Cumulative acquisition and deferred exploration expenses for the Railroad-Pinion Project as of December 31, 2015, totalled $74,682,974. See “Results of Operations – Summary of Exploration Activities” below.

In February 2016, the Company announced its plans for the 2016 exploration program at the Railroad-Pinion Project. The program is expected to cost US$13.4 million and will include approximately 43,000 metres of reverse-circulation and core drilling in a total of 100 holes with the majority of the drilling focused at the Dark Star and Pinion Deposits.  See “Railroad-Pinion Project – Recommended Exploration Program” below.

As of the date of this MD&A, the Railroad-Pinion Project is the Company's sole material property for the purposes of NI 43-101.

CVN and Camp Douglas Projects

In March 2014, the Company recorded a write down of $1,277,189 and $124,263 on the CVN and Camp Douglas projects, respectively, based on an internal review of its non-core assets.

On May 29, 2014, the Company entered into a binding letter of intent (the “LOI”) to sell the CVN and Camp Douglas Projects to Tanqueray Exploration Ltd., TSXV-TQY, (“Tanqueray”). However, due to difficult capital markets for early exploration prospects and Tanqueray's inability to raise the necessary financing, the purchase price for the CVN and Camp Douglas Project was subsequently reduced resulting in a further write-down of the CVN and Camp Douglas Projects during the quarter ended December 31, 2014 by $2,041,714 and $2,545,083, respectively.  See “Summary of Quarterly Results” below.

In May 2015, the Company and Tanqueray mutually agreed to terminate the LOI due to poor market conditions and the Company subsequently terminated all underlying lease agreements related to the CVN and Camp Douglas Projects in order to converse cash. As a result, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects for the quarter ended March 31, 2015 in the amounts of $370,019 and $533,063, respectively.

Corporate activities

In March 2014, the Company completed a marketed private placement of 15,188,495 units (the "Units") at a price of $0.72 per Unit for net proceeds of $10,163,460 after paying aggregate cash commissions and finder's fees of $772,256 (the “2014 Private Placement”). Each Unit consisted of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of the Company at a price of $1.00 on or before March 4, 2016.
Between February and early March, 2016, 7,468,804 warrants were exercised at a price of $1.00 per share for gross proceeds of $7,468,804.  See “Liquidity, Financial Position and Capital Resources” below.

In March 2014, the Company also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to directors, executive officers, employees and consultants of the Company.

In June 2014, the Company granted 125,000 stock options exercisable at $0.71 per share for a period of five years to an employee of the Company.

In August 2014, the Company completed an underwritten public offering of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972 (the “2014 Public Offering”). The net proceeds were used to rectify the Company's working capital deficiency, maintain the Company's property interests in good standing, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See “Use of Proceeds from 2014 Private Placement, 2014 Public Offering, 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

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In September 2014, the Company granted 1,080,000 stock options exercisable at $0.77 per share for a period of five years to directors, executive officers, employees and consultants of the Company.

In October 2014, the Company issued 194,765 common shares at a value of $0.69 per share to settle the balance of a transition payment due to David Mathewson, a former director and former Vice-President, Exploration of the Company.

In early February 2015, the Company completed an underwritten public offering of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305 (the “2015 Public Offering”). The net proceeds were used to fund the balance of the purchase price due to Scorpio under the Pinion Acquisition, fund additional exploration of the Company's Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenditures. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2014 Private Placement, 2014 Public Offering, 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

In February 2015, the Company appointed Ivan Bebek as Special Advisor to the Company.  Mr. Bebek is a mining entrepreneur with a history of successfully financing, advancing, and monetizing exploration assets.

In February 2015, the Company also granted 600,000 stock options exercisable at $0.63 per share for a period of three years and 75,000 stock options exercisable at $0.63 per share for a period of five years. The Company also cancelled 356,000 stock options with a weighted average exercise price of $1.16 per share expiring from April 5, 2016 to September 12, 2019.

In May 2015, the Company completed a private placement with a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX:OGC) ("OceanaGold") pursuant to which the Company sold a total of 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199 (the “2015 Private Placement”). The net proceeds from the 2015 Private Placement are being used to further advance the Company’s Railroad-Pinion project and for general corporate and working capital purposes.

It is a term of OceanaGold’s subscription agreement that as long as OceanaGold beneficially owns not less than 9.9% of the issued and outstanding common shares of the Company, OceanaGold will be entitled to the following rights:

•	the right to request the formation of a technical committee of the Company consisting of at least four members with the appointment of one representative by OceanaGold;

•
the participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company (the “Oceana Participation Right”); and

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•
a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of the Company.

In turn, OceanaGold has agreed to abstain from voting its common shares of the Company for a period of 18 months after closing, subject to OceanaGold's right, in its sole discretion, to vote any or all of its shares from time to time in accordance with the recommendations of the Company's Board or management.  As a result of and immediately following the 2015 Private Placement OceanaGold beneficially owned approximately 14.9% of the then issued and outstanding shares of the Company.

In July 2015, 1,305,000 stock options with an exercise price of $0.65 expired unexercised.

In October 2015, 200,000 stock options with an exercise price of $0.82 expired unexercised.

In November 2015, the Company granted 3,650,000 stock options exercisable at $0.73 per share for a period of five years to directors, executive officers, employees and consultants of the Company.

As at December 31, 2015, the Company had a cash and cash equivalents position of $10,121,153 and working capital of $9,099,363.  See also “Liquidity, Financial Position and Capital Resources”.

On February 9 and 12, 2016, the Company completed a private placement of 29,931,931 Common Shares at a price of $1.00 per share (the “2016 Private Placement”) for proceeds of $28,596,334 net of finders’ fees of $1,335,597 with Goldcorp Inc. (TSX/NYSE:G) (“Goldcorp”) and OceanaGold. Goldcorp purchased a total of 16,100,000 Common Shares for an aggregate purchase price of $16,100,000 and OceanaGold exercised its Oceana Participation Right to increase its equity ownership interest to 19.9% by purchasing an additional 13,831,931 Common Shares for a total of $13,831,931.

It is a term of Goldcorp’s subscription agreement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding Common Shares of the Company Goldcorp shall be entitled to:

•
receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including reasonable access to the Company’s scientific and technical data, work plans and programs, and technical personnel from time to time; and

•	participate in any future equity financings of the Company in order to:

(i)	maintain its then equity ownership interest in the Company; and/or

(ii)
increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company, provided that the purchase price per common share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price of the common shares on the TSX Venture Exchange (“TSXV”) for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%.

Goldcorp is subject to standstill restrictions prohibiting Goldcorp, subject to certain terminating events, from making a takeover bid or tender offer or entering into any agreement, arrangement or understanding or submitting a proposal for, or offer of (with or without conditions) any business combination or extraordinary transaction involving the Company or any affiliate of the Company or any of their respective securities or assets for a period of one year from the closing of the 2016 Private Placement or, in the event of a Subsequent Financing, one year from the closing of the Subsequent Financing.

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In addition, for so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding common shares of the Company (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days.  OceanaGold agreed to a similar restriction with respect to any sales of its common shares of the Company exceeding more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period in conjunction with its exercise of the Oceana Participation Right under the 2016 Private Placement.

As a result of and immediately following the 2016 Private Placement, Goldcorp and OceanaGold beneficially owned approximately 8.14% and 19.9%, respectively, of the then issued and outstanding shares of the Company.

The net proceeds of the 2016 Private Placement will be used to further advance the Company’s Railroad-Pinion project and for general corporate and working capital purposes. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2014 Private Placement, 2014 Public Offering, 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

Subsequent to December 31, 2015, the Company also received $558,850 from the exercise of 795,000 stock options at prices between $0.63 and $0.73 per share and $7,468,804 from the exercise of 7,468,804 warrants at a price of $1.00 per share. See “Liquidity, Financial Position and Capital Resources below”. An additional 400,000 stock options and 125,444 warrants expired unexercised.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013:

	2015 $	2014 $	2013 $
Revenues (interest income)	29,969	434	38,832
General and administrative expenses	(5,415,366)	(5,731,071)	(4,263,602)
Loss and comprehensive loss	(6,288,479)	(11,708,637)	(4,357,959)
Basic and diluted loss per common share	(0.04)	(0.10)	(0.05)
Working capital (deficit)	9,099,363	(4,035,579)	(545,278)
Exploration and evaluation assets	74,682,974	67,312,235	53,089,035
Total assets	85,876,373	68,675,954	54,971,286
Total liabilities	1,177,654	4,736,845	1,933,958

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

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Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2015 totalled $5,415,366 (December 31, 2014: $5,731,071), including share-based compensation issued during the period, valued at $1,858,172 (December 31, 2014: $1,436,615) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended December 31, 2015 were management fees of $738,717 (December 31, 2014 - $678,835), professional fees of $300,481 (December 31, 2014 - $525,813), office expenses of $237,084 (December 31, 2014 - $238,340), consulting fees of $579,343 (December 31, 2014 - $934,498), investor relations of $408,151 (December 31, 2014 - $231,606), regulatory and shareholder services of $131,744 (December 31, 2014 - $193,814) and travel and related costs of $741,618 (December 31, 2014 - $639,322).

The table below details the changes in major expenditures for the year ended December 31, 2015 as compared to the corresponding year ended December 31, 2014.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $355,155	Decreased as the Company incurred significantly lower consulting fees in 2015 to assist with developing marketing and financial strategies in Europe.
Professional fees	Decrease of $225,332	Decreased as fewer activities compared to 2014 which included, inter alia, the Pinion Acquisition, 2014 Public Offering and related offering documents, and numerous mineral lease amendments in Nevada.
Travel and related expense	Increase of $102,296	Increased as more travel related to meetings to increase market awareness abroad and more travel for site visits.
Share-based compensation	Increase of $421,557	4,325,000 stock options granted during fiscal 2015 compared to 3,384,000 stock options granted in fiscal 2014.
Wages and Salaries	Decrease of $328,212	There was a one-time transition payment paid to David Mathewson during 2014.

The table below details the changes in major expenditures for the year ended December 31, 2014 as compared to the corresponding year ended December 31, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $368,544
Commencing in the fourth quarter of 2013 and during 2014, the Company hired consultants to assist with developing marketing and financial strategies in Europe. The 2013 amount represents only the fourth quarter of such consulting fees.

Professional fees	Increase of $157,645	Increased due to more activities with respect to the Pinion Acquisition, 2014 Private Placement and 2014 Public Offering, and mineral lease amendments in Nevada.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -11-

Expenses	Increase / Decrease in Expenses	Explanation for Change
Regulatory and shareholder services	Increase of $75,892	Increased due to filing fees associated with the Pinion Acquisition, 2014 Private Placement and 2014 Public Offering.
Travel and related expense	Increase of $261,365	Increased level of travel for site visits, European marketing efforts, the Pinion Acquisition, and 2014 Private Placement and 2014 Public Offering.
Share-based compensation	Increase of $242,559	More stock options granted during 2014.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
	$	$	$	$
Interest income	14,639	10,538	4,501	291
Loss and comprehensive loss	(2,580,792)	(685,975)	(1,030,785)	(1,990,927)
Loss per share-basic and diluted	(0.02)	(0.00)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	$	$	$	$
Interest income	75	41	-	318
Loss and comprehensive loss	(5,831,551)	(1,383,114)	(1,184,689)	(3,309,283)
Loss per share-basic and diluted	(0.05)	(0.01)	(0.01)	(0.03)

Variances quarter over quarter can be explained as follows:

•
In the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, March 31, 2015, and December 31, 2015 stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $888,226, $56,842, $491,547, $237,671, and $1,620,501, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•
In the quarters ended March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014, and December 31, 2015, the Company increased its consulting fees significantly due to the Company engaging various firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.

•	In the quarter ended March 31, 2014, the Company recorded a write down of exploration and evaluation assets of $1,277,189 and $124,263 to the CVN and Camp Douglas Projects, respectively.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -12-

•	In the quarter ended December 31, 2014, the Company recorded a further write down of exploration and evaluation assets of $2,041,714 and $2,545,083 to the CVN and Camp Douglas Projects, respectively.

•	In the quarter ended March 31, 2015, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects by $370,019 and $533,063, respectively.

•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2015 totalled $2,595,431. The major expenses for the quarter ended December 31, 2015 were management fees of $230,692, professional fees of $34,521, office expenses of $72,042, consulting fees of $207,443, travel and related expenses of $194,969, regulatory and shareholder service of $22,613, share-based compensation of $1,620,501 and wages and salaries of $94,984.

Net loss in the three months ended December 31, 2015 was $2,580,792 compared to a net loss of $5,831,551 in the comparative period ended December 31, 2014. The significantly lower net loss experienced in the current period is largely the result of the write down of the CVN and Camp Douglas projects (see “Summary of Quarterly Results” above) and the transition payment made to David Mathewson, the Company’s former Vice-President, Exploration, in fiscal 2014, and lower operating expenses such as consulting and professional fees in 2015. This decrease in expenses was partially offset by the higher share-based compensation for the three months ended December 31, 2015.

The Company incurred a total of $4,304,461 in deferred exploration expenses on its Railroad-Pinion Project during the fourth quarter.  See “Railroad-Pinion Project” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -13-

Summary of Exploration Activities

During the year ended December 31, 2015, the Company incurred $8,273,821 in acquisition, and deferred exploration and development costs compared to $20,211,449 (of which $12,805,000 was incurred pursuant to the Pinion Acquisition) for the corresponding year ended December 31, 2014.  See “Railroad-Pinion Project” below for a description of the exploration programs carried out by the Company at its Railroad-Pinion Project during 2014 and 2015.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2015 and 2014:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Year Ended December 31, 2015
Exploration expenses
Claim maintenance fees	207,074	-	-	207,074
Consulting	1,402,848	-	-	1,402,848
Data analysis	130,425	-	-	130,425
Drilling	3,481,520	-	-	3,481,520
Geological	482,432	-	-	482,432
Lease payments	855,720	3,082	-	858,802
Metallurgy	209,701	-	-	209,701
Permits	7,884	-	-	7,884
Sampling and processing	483,110	-	-	483,110
Site development	439,331	-	-	439,331
Supplies	511,610	-	-	511,610
Travel	59,084	-	-	59,084
	8,270,739	3,082	-	8,273,821
Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

	8,270,739	(366,937)	(533,063)	7,370,739

Year Ended December 31, 2014
Property acquisition costs	13,542,500	-	-	13,542,500
Exploration expenses
Claim maintenance fees	159,483	145,227	52,763	357,473
Consulting	1,111,410	10,752	10,254	1,132,416
Data Analysis	147,524	-	-	147,524
Drilling	2,018,296	-	-	2,018,296
Equipment	4,150	-	-	4,150
Geological	385,313	42,248	22,481	450,042
Lease payments	818,920	202,298	76,229	1,097,447
Sampling and processing	799,251	440	-	799,691
Site development	321,993	-	-	321,993
Supplies	260,037	425	-	260,462
Travel	79,455	-	-	79,455
	19,648,332	401,390	161,727	20,211,449
Write down of exploration and evaluation assets	-	(3,318,903)	(2,669,346)	(5,988,249)
	19,648,332	(2,917,513)	(2,507,619)	14,223,200

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -14-

The total cumulative acquisition and deferred exploration costs to December 31, 2015 are summarized as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	17,358,595	505,657	-	17,864,252

Exploration expenses
Assessment/claim fees	772,773	633,409	226,195	1,632,377
Consulting	5,400,716	260,988	196,082	5,857,786
Data analysis/geological	1,635,709	87,749	226,189	1,949,647
Drilling/site development	41,833,638	1,185,803	2,108,589	45,128,030
Lease payments	4,044,948	946,791	289,737	5,281,476
Legal fees for property acquisition	10,412	15,094	17,910	43,416
Metallurgy	209,701	-	-	209,701
Permit	7,884	-	-	7,884
Sampling and processing	2,973,536	182,603	119,773	3,275,912
Travel	435,062	4,017	17,935	457,014
Write down of exploration and evaluation assets	-	(3,822,111)	(3,202,410)	(7,024,521)
Cumulative deferred exploration costs at December 31, 2015	74,682,974	-	-	74,682,974

In response to very difficult capital markets for exploration projects, management continues to take a conservative approach to designing and carrying out its exploration activities based on the actual timing and net proceeds raised from its financing efforts. During 2015, the Company focused primarily on assessing the 2014 drilling data from the Pinion Deposit, initiating a geologic evaluation of the historic drill hole and digital data for the Dark Star Deposit, and completing the 2015 Phase 1 and Phase 2 drill programs on the Pinion, Dark Star and North Bullion Deposits resulting in total exploration expenditures for the Railroad-Pinion Project of $8,270,739 compared to $6,105,832 during the corresponding year ended December 31, 2014. The Company also dropped and wrote off its remaining interests in the CVN and Camp Douglas Projects to converse cash and focus its efforts and resources solely on the Railroad-Pinion Project.

As a result of the Company’s recently completed 2016 Private Placement and exercise of warrants (see “Overall Performance – Corporate Activities” and “Liquidity, Financial Position and Capital Resources”), the Company has increased its exploration budget for the current fiscal year ending December 31, 2016 to US$13,400,000. See “Railroad-Pinion Project – Recommended Exploration Program” below for details of the Company’s planned 2016 work program for the Railroad-Pinion Project.

Railroad-Pinion Project

The Railroad-Pinion Project is located within the northern Pinon Range approximately 30 miles southwest of Elko, Nevada. The project is situated at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80 million ounces of gold.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -15-

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad-Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at North Bullion and Pinion deposits; 2) classic Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at Sylvania (formerly Central Bullion) Target.

To date, sixteen target areas have been identified by the Company on the Railroad-Pinion Project for additional exploration.  The targets are focused on gold, but some of them also include silver, copper, lead and zinc.  Nine of these target areas have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the Pinion and Dark Star Deposits and perhaps the North Bullion deposit.

During the first 8 months of 2014, the Company’s primary focus for the Railroad-Pinion Project was the completion of a compilation and validation program of the Pinion Deposit drill database followed by a Phase 1 confirmation drill program leading up to a NI 43-101 compliant resource estimate for the Pinion Deposit. Phase 1 consisted of 13 vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of Gold Standard's new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation.

Although limited in nature, the Phase 1 drill program enabled APEX to delineate a maiden NI 43-101 compliant resource estimate for the Pinion Deposit of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold (indicated), and 55.93 million tonnes grading 0.57 g Au/t, totaling 1,022,000 ounces of gold (inferred), using a cut-off grade of 0.14 g Au/t.  See "Pinion Deposit" below.

Subsequent to the maiden Pinion resource estimate, Gold Standard completed an additional 41,950 feet (12,786 m) of RC drilling in 49 holes during September to November, 2014. The bulk of this drilling comprised a Phase 2 drilling program at the Pinion Deposit that totaled 35,730 feet (10,891 m) of RC drilling in 44 holes.  The remainder of the 2014 drilling comprised 5 holes totaling 6,220 feet (1,896 m) at the Bald Mountain target on the Railroad portion of the Railroad-Pinion Project.  See "Bald Mountain Target" below.

During the first six months of 2015, the Company continued with its 2015 Phase 1 exploration program for the Railroad-Pinion Project.  The US$1.2 million program included 16,115 feet (4,913 m) of RC drilling at the oxide gold Pinion and Dark Deposits, and was designed to expand known resources and test new high value targets.  See “Pinion Deposit” and “Dark Star Deposit” below. This program was funded out of the net proceeds from the 2015 Public Offering and 2015 Private Placement.

During the third quarter of 2015, the Company was focused on the 2015 Phase 2 drill program at the Pinion and Dark Star Deposits, including approximately 2,242 meters of RC drilling in the Pinion Deposit and 1,181 meters of RC drilling in the Dark Star target. The Company also reported metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the oxide gold Pinion Deposit.  Cyanide soluble recoveries averaged 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion, indicating that this material is potentially amenable to heap leach processing.  The cyanide solubility analyses were one-hour shake tests performed on 1,299 drill sample pulps from 59 drill holes, using ALS Minerals Au-AA13 method. Results will be used in the 2016 Railroad-Pinion Report, and to refine upcoming bottle roll testing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -16-

During the fourth quarter of 2015, the Company completed an additional 24,239 feet (7,390 m) of RC and core drilling in 19 holes.  The bulk of this drilling comprised a Phase 2 drilling program at the Pinion Deposit that totaled 12,545 feet (3,825 m) of RC drilling in 10 holes. The remainder of the 2015 Phase 2 drilling comprised 5 holes totaling 7,542 feet (2,299 m) that were completed at the Dark Star deposit and 4 holes totaling 4,152 feet (1,266 m) at the North Bullion deposit.

Pinion Deposit

The Company's recent consolidation of a 100% interest, subject to underlying royalties, in the Pinion Deposit and large portions of the surrounding area represents an important near surface exploration target. The Carlin Trend has four windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production economically feasible. The combined Railroad-Pinion Project represents the last of these windows in the Carlin Trend to be explored and potentially developed.

Historic and Gold Standard exploration, including extensive drilling by Gold Standard and previous owners/operators at the Pinion Deposit, has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant.  Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform zones of variably silicified dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devils Gate Formation calcarenite.  The close proximity of other gold deposits in the area of the Pinion Deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

During 2014, based on a thorough review and validation of the existing historic drill hole database combined with the 2014 Phase 1 drilling, APEX delineated a maiden NI 43-101 compliant mineral resource estimate for the Pinion Deposit (the “2014 Maiden Pinion Resource”) consisting of an "indicated" mineral resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an "inferred" mineral resource of 55.93 million tonnes grading 0.57 g Au/t, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained within a US$1,250/ounce of gold pit shell.  See “Cautionary Notes Regarding Reserve and Resource Estimates” above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -17-

The 2014 Pinion NI 43-101 Mineral Resource Estimates for Gold at Various Gold Cut-off Grades is set out below.

Classification*	Au Cut-off (grams per tonne)	Tonnage (million metric tonnes)	Au Grade (grams per tonne)	Contained Au*** (troy ounces)
Indicated	0.1	20.85	0.63	423,000
	0.14**	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000
Inferred	0.1	56.82	0.56	1,026,000
	0.14**	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.
*** The ‘Contained Ounces’ have been rounded to the nearest 1,000 ounces.

Further details regarding the maiden resource estimate for the Pinion Deposit are contained in the NI 43-101 compliant resource report of APEX dated October 24, 2014 entitled “Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA”, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.

Subsequent to the maiden Pinion resource estimate, Gold Standard completed a Phase 2 drill program at Pinion consisting of an additional 35,730 feet (10,891 m) of RC drilling in 44 holes during September to November, 2014.  The Phase 2 drill program was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program and a new 3D geological model.   The cost of the Phase 2 drill program was approximately US$2,189,789.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -18-

Gold mineralization at Pinion is very continuous and widespread within a highly permeable, silicified, and oxidized collapse breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devils Gate Limestone. The main target areas tested during the Phase 2 drilling program at the Pinion Deposit area included areas to the southeast, south, west, northwest and north of the existing resource. Some infill drilling was completed in the south-central portion of the Main Zone in order to extend the gold zone in gaps where prior historic drilling was not completed to the currently modelled depth of the gold zone or where mineralization was complicated by faults. All 44 holes drilled in the Phase 2 program at Pinion intersected multilithic collapse breccia with 38 of the 44 holes returning significant gold intercepts of at least 0.3 parts per million (ppm) or grams per tonne (g/t) or 0.009 ounces per ton (oz/st) gold (Au) over at least 6.1 metres (20 feet).

A more detailed discussion of, among other things, the results of the Company's 2014 Phase 2 drill program on the Pinion Project is contained in the NI 43-101 technical report on the Railroad-Pinion Project entitled “Technical Report on the Railroad-Pinion Project Elko County, Nevada USA” dated March 30, 2016 (the “2016 Railroad-Pinion Report”) prepared by Michael B. Dufresne, M.Sc., P. Geol. of APEX and Steven R. Koehler, B.Sc., QP, CPG#10216, the Company’s Manager of Projects.  A copy of the 2016 Railroad-Pinion Report is available for review under the Company’s profile on SEDAR at www.sedar.com.  See also Item 7 "MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada" in the AIF.

In April 2015, the Company commenced its 2015 Phase 1 exploration program for Pinion. The Company completed approximately 10,827 feet (3,300 m) of RC drilling on targets at Pinion identified by geological mapping, gravity and the 2014 soil grid. These targets are northwest and southeast of the Pinion resource along the strike extensions of the Main Zone and South faults.  See also “Dark Star Deposit” below for a description of the Company’s 2015 Phase 1 exploration program at the Dark Star Deposit.

On July 28, 2015, the Company announced assay results of 14 RC holes from the 2015 Phase 1 drilling programs for Pinion and Dark Star. Eight of nine Pinion holes and all five Dark Star holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2014 Maiden Pinion Resource.

During the third quarter of 2015, bottle roll test work was initiated on 107 representative composites from 48 drill holes distributed throughout the Pinion Deposit by Kappes, Cassiday and Associates.  These bottle roll tests follow up on cyanide soluble recovery results which averaged a favorable 82.4% in oxidized multilithic dissolution collapse breccia, the main gold host at Pinion (see news release dated August 19, 2015).

On August 26, 2015, the Company announced that following favorable results from the 2015 Phase 1 program it had commenced its 2015 Phase 2 drilling program at Pinion.

Phase 2 drilling at Pinion, completed between September and early December 2015, was designed to test five oxide resource expansion targets including: an offset of the intersection in PIN15-02; high potential targets along the highly prospective South Fault Zone at the west edge of the deposit; and the new Sentinel Contact target which is approximately 100 metres west of the Pinion Far North Zone. The Pinion Phase 2 program totaled 19,900 feet (6,066 m) of RC drilling in 15 holes (PIN15-10 – PIN15-24), with one hole to the northwest at the Irene Target area, four holes to test the Sentinel contact at the northern end of the Pinion area and the remaining ten holes testing the potential for resource expansion along the western, southern and eastern portions of the Pinion Deposit. Highlights include drilled thicknesses of 0.81 g/t Au over 24.4 metres in PIN15-10, 0.82 g/t Au over 51.8 metres in PIN15-21 and 0.95 g/t Au over 22.9 metres in PIN15-22. All intercepts were contained within oxidized and altered multilithic, dissolution collapse breccia, the principal Pinion Deposit host rock and all intercepts were obtained outside of the boundaries of the 2014 Maiden Pinion Resource.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -19-

On March 15, 2016, the Company announced an updated NI 43-101 compliant mineral resource estimate for the Pinion Deposit (the “2016 Pinion Resource”) consisting of an “indicated” mineral resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an “inferred” mineral resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au and constrained within a US$1,250/ounce of gold pit shell.

The 2016 Updated NI 43-101 Pinion Mineral Resource Estimates for Gold at Various Gold Cut-off Grades is set out below.

Classification*	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200

Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**The recommended reported resources are highlighted in bold and have been constrained within a$US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.
***Contained ounces may not add due to rounding.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -20-

A more detailed discussion of, among other things, the results of the Company’s 2015 Phase 1 and Phase 2 drill programs on the Pinion Project is contained in the 2016 Railroad-Pinion Report. A copy of the 2016 Railroad-Pinion Report is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the AIF.

Dark Star Deposit

In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project areas including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being the Dark Star Deposit and Dixie prospect. The total cost of these acquisitions was less than US$163,000 in the first year and is about US$65,000 annually thereafter.

On March 3, 2015, the Company announced a maiden NI 43-101 compliant mineral resource estimate for the Dark Star Deposit (the “2015 Maiden Dark Star Resource”) consisting of an “inferred” mineral resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g Au/t and constrained within a US$1,250/ounce of gold pit shell.

The 2015 Dark Star NI 43-101 Mineral Resource Estimate for Gold at Various Gold Cut-off Grades is set out below.

Classification	Cutoff Grade – Au (grams per tonne)	Tonnage - Au (million metric tonnes)	Grade - Au (grams per tonne)	Contained Ounces Au *** (troy ounces)
	0.1	23.11	0.51	375,000
	0.14 **	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
Inferred *	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.
*** The ‘Contained Ounces’ have been rounded to the nearest 1,000 ounces.

Further details regarding the 2015 Maiden Dark Star Resource are contained in the NI 43-101 compliant resource report of APEX dated April 17, 2015 entitled “Technical Report Maiden Resource Estimate Dark Star Deposit, Elko County, Nevada USA”, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada – Mineral Resource Estimates” in the AIF.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -21-

As a result of completing a detailed geological model for the Dark Star Deposit, additional target zones have been developed along strike of the deposit in areas previously thought tested and of limited potential or in areas of limited drill hole testing. A number of shallow and deeper targets have been identified immediately adjacent to the existing resource and have good potential to cost-effectively expand the current inferred resource.  Furthermore, areas within the existing inferred resource that are defined by widely spaced drilling but with reasonable grades also provide the Company with potential to convert and grow the inferred oxide mineral resource. See “Recommended Exploration Program” below.

In April 2015, the Company commenced its 2015 Phase 1 exploration program at Dark Star.  The Company drilled five RC holes totalling approximately 5,145 feet (1,569 m) to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Company's new 3D geological model and CSAMT grid.  Gold mineralization is related to a north to north-northeast-striking zone of alteration focused along west-dipping contacts with and within a coarse Pennsylvanian conglomerate and bioclastic limestone bearing unit.

On July 28, 2015, the Company announced assay results from its 2015 Phase 1 drilling program at Dark Star in which all five RC holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource.  Hole DS15-03 intersected two zones of gold mineralization: an upper oxidized zone that returned 32.0 metres of 0.59 g Au/t starting near the surface, and a higher grade sulfide-hosted zone of 21.3 metres of 1.90 g Au/t including 12.2 metres of 3.13 g Au/t.  These intercepts are open in multiple directions and extend mineralization 100 metres to the north of historic drill holes.

On August 26, 2015, the Company announced that following favorable results from its 2015 Phase 1 program it had commenced drilling of its 2015 Phase 2 program at Dark Star.

Phase 2 Dark Star drilling was designed to extend areas of known gold mineralization along strike of the Dark Star structural corridor to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0 metres of 0.58 g Au/t and 21.3 metres of 1.90 g Au/t (see news release dated July 28, 2015).  Gold at Dark Star occurs in an unconventional and underappreciated host rock for the Carlin Trend, a Pennsylvanian unit composed of bioclastic-bearing debris flow conglomerate with interbeds of calcareous sandstone, siltstone and mudstone.  These rocks dip to the west within the north-trending Dark Star Corridor, which is bounded to the east by a large displacement, normal fault.

The Phase 2 Dark Star drilling was completed during October through December, 2015 and comprised 7 RC holes (DS15-06 – DS15-12) for a total of 10,015 feet (3,053 m), plus 1 diamond (core) drill hole (DS15-13) for 1,402 feet (427 m).

On November 4, 2015 the Company announced results from five RC holes drilled in the 2015 Phase 2 program at the Dark Star Deposit. Four of the five holes returned significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource including hole DS15-10 which intersected a vertically-extensive gold zone including an upper oxidized intercept of 149.4 metres of 1.38 g Au/t and a lower reduced intercept of 18.3 metres of 0.84 g Au/t.

On November 10, 2015 the Company announced assay results from a sixth RC hole, DS15-11, that confirmed the discovery in DS15-10 of a substantial new, higher grade oxide gold zone north of the Dark Star Deposit.  DS15-11, drilled 515 metres north of the Dark Star maiden resource, returned an oxidized zone of 157.0 meters of 1.51 g Au/t among multiple, significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX for the 2015 Maiden Dark Star Resource.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -22-

On January 21, 2016 the Company announced assay results from DS15-13, a Phase 2 core hole drilled to twin RC hole DS15-11 at the recently discovered North Dark Star oxide gold deposit. DS15-13 intersected vertically-extensive, oxidized intercepts of 15.4 metres of 1.85 g Au/t and 97.0 metres of 1.61 g Au/t, approximately 515 metres north of the Dark Star maiden resource, confirming the thick zone of oxidized gold mineralization originally identified by RC hole DS15-11.

The results of the Company’s 2015 Phase 1 and Phase 2 drill programs on the Dark Star Deposit are contained in the 2016 Railroad-Pinion Report, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the AIF.

North Bullion Target

With the Company’s existing five section plan of operation ("PoO") in place and bonded for exploration purposes, coupled with the 4 corner private sections, Gold Standard is in a position to effectively access and drill the additional target opportunities within the Railroad portion of the Railroad-Pinion Project. The PoO allows for up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre Notice of Intent ("NOI") filings on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

North Bullion drill intercepts obtained between 2011 and 2013 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) vertically-extensive intervals of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 g Au/t in RR11-16, 42.7 meters of 9.4 g Au/t in RR12-01, and 16 meters of 15.1 g Au/t in RR12-10 suggest proximity to feeder structures.  North Bullion drill intercepts in holes RR12-27 (16.8 meters of 1.95 g Au/t), RR12-24 (40.2 meters of 1.34 g Au/t), and RR13-01 (20.4 meters of 1.06 g Au/t) have extended the deposit to the south by more than 300 meters.  The envelope of 1 to 3 gram gold mineralization at North Bullion now appears to stretch from hole RR11-9 in the north to hole RR13-01 in the south, a total of more than 1,000 meters, and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams gold per tonne and has been traced to date for about 300 meters in contiguous drill holes RR11-16, RR12-1, and RR12-10.  The deposit has also been extended to the north and the west with intercepts of 98.2 metres of 3.26 g Au/t (including 17.1 metres of 9.98 g Au/t) in RR13-11 and 73.5 metres of 3.67 g Au/t (including 12.2 metres of 6.93 g Au/t) in RR13-08. The work completed to date and the data available are insufficient to determine the length, width, or continuity of the mineralization.

The 2015 drill program at North Bullion consisted of 4 holes (1,437 metres core and 214 metres RC) designed to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by Gold Standard in 2012. Of these four holes, three (RR11-07, RR13-13, RR13-15) were collared but not completed in 2011 and 2013, and one hole (RR15-01) was a 2015 RC collar with an intended core tail that was lost before testing its intended target. Two of three holes at North Bullion returned significant intercepts that expand the known gold mineralization to the northwest. Highlight results include 3.53 g/t Au over 12.4 metres within a thicker interval of 1.68 g Au/t over 74.4 metres core length in hole RR13-13. The gold intercepts and strong alteration in RR13-13 and RR13-15 confirm the west-northwest trend to the high grade lower zone at North Bullion.

The results of the Company’s 2015 drill program at the North Bullion deposit are contained in the 2016 Railroad-Pinion Report, a copy of which is available for review under the Company's profile on SEDAR at www.sedar.com.  See also Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” in the AIF.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -23-

Bald Mountain Target

Based on historic and more recent Gold Standard data, the Bald Mountain target comprises a large complex mineralizing system measuring 700 feet (~210m) north-south by 1,800 feet (~550m) east-west.  Mineralization starts at ~325 feet (~100m) below surface on the east side of the target and ranges between 40 and 250 feet (~12-75m) in thickness. The target is currently at an early stage of exploration.

During late 2014, the Company completed a vertical RC drill program designed to expand the limits of known oxide copper-gold-silver-zinc mineralization at Bald Mountain intersected in prior drilling and RRB13-01, a vertical core hole completed in 2013. Mineralization is hosted in multi-lithic collapse breccia at the top of the Devils Gate Limestone, the same breccia host horizon as the Pinion and North Bullion deposits.  Intercepts in RRB13-01 included 56.1 metres of 1.47 ppm Au immediately above 23.3 metres of 0.4% Cu. The 2014 Bald Mountain drilling totaled 1,895.9 meters (6,220 feet) in five vertical RC holes and tested an area approximately 400 meters by 250 meters.

As an example of some of the polymetallic mineralization intersected at Bald Mountain, which remains open in all directions, hole RRB14-01 intersected 36.58 meters of 0.02 g Au/t, 8.2 g Ag/t, 0.56% Cu and 0.35% Zn.  However, the work completed to date and the data available are insufficient to determine the length, width, or continuity of the mineralization. The 2014 Bald Mountain drilling also intersected multi-lithic, dissolution collapse breccia host in all five holes and the plan extent of the breccia was expanded in all directions. Gold, silver and base metal mineralization is widespread within the highly permeable, flat-tabular, multi-lithic collapse breccia which is sandwiched between relatively impermeable hornfels of the overlying Mississippian Webb Formation and thick-bedded marble of the underlying Devils Gate Limestone. The stratigraphic position, thickness (35-120m) and lateral continuity of the Bald Mountain breccia unit is considered significant as this pattern is consistent with the gold-bearing breccia host at the Pinion and North Bullion deposits.

Other Targets

Emphasis is also being placed upon drill testing target opportunities south of the North Bullion deposit along the Bullion Fault Corridor (“BFC”) including a number of promising targets defined by surface geochemical work conducted in August 2013.  The southern portion of the BFC target area and the other nearby target opportunities were previously inaccessible for drill testing because of permitting constraints. However, the Company’s current PoO now provides the Company with full access to all targets in the northern third of the Railroad Project. See the AIF for a discussion of the Company's additional targets within the Railroad-Pinion Project for exploration in 2016 and beyond.

The Company cautions that, save and except for the Pinion and Dark Star Deposits, there are no known resources on the Railroad-Pinion Project and no reserves and to date it has not carried out a preliminary economic assessment or other study on the Railroad-Pinion Project or any portion thereof.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -24-

Recommended Exploration Program

The 2016 Railroad-Pinion Report recommends an aggressive exploration program encompassing a total of approximately 42,310 metres (138,800 feet) of a combination of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star Deposit areas and at a variety of other targets across the Railroad-Pinion Project area for a total cost of US$9,113,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment. The estimated cost to conduct these studies is US$3,375,000, which includes approximately US$905,000 in property maintenance payments. The recommended drilling and other geological, geophysical, engineering and environmental studies along with a contingency of 10%, yields an overall budget to complete the recommended work of US$13,400,000.  See the 2016 Railroad-Pinion Report filed under the Company’s profile on SEDAR at www.sedar.com for further details of the recommended exploration program for the Railroad-Pinion Project.

The 2016 exploration program will be funded out of the remaining proceeds from the 2015 Private Placement and the net proceeds of the 2016 Private Placement.  See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2014 Private Placement, 2014 Public Offering, 2015 Public Offering, 2015 Private Placement and 2016 Private Placement” below.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's senior geologist and the chain of custody from the drill to sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every 10 to 15 samples.

The Pinion and North Bullion samples were picked up at the Company's facility in Elko by ALS Chemex Minerals (“ALS”) and delivered to its preparation facility in Elko, Nevada. The samples were crushed and pulverized and sample pulps shipped to ALS’ certified laboratory in either Reno or Vancouver where they were digested and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

The Dark Star samples were delivered to Bureau Veritas Mineral Laboratories’ preparation facility in Elko, NV. The samples were crushed, pulverized and sample pulps shipped to Bureau Veritas’ certified laboratory in Sparks, NV.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis. A blank or certified reference material was inserted approximately every 10 to 15 samples. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -25-

Pulps from the significant intervals in DS15-10 were also delivered to ALS’ preparation facility in Reno, NV for verification assay of the original Bureau Veritas gold assays.  ALS’ certified laboratory in Reno digested and analyzed the pulps for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  The results of the ALS gold fire assay confirmed the original Bureau Veritas gold assays.

See “Sample Preparation, Analysis and Security”, “Data Verification” and “Quality Assurance and Quality Control (QA/QC) Program” in Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” of the AIF for further details regarding the Company’s security, QA/QC and data verification procedures.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a "qualified person" as defined by NI 43-101.

Further details regarding the Company's Railroad-Pinion Project and the results of the Company’s recent exploration work thereon are contained in the AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Liquidity, Financial Position and Capital Resources

Save for the Pinion and Dark Star Deposits, the Company has no known mineral resources or reserves and is not in commercial production on any portion of the Railroad-Pinion Project and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2015, the Company’s liquidity and capital resources were as follows:

	December 31, 2015	December 31, 2014
	$	$
Cash and cash equivalents	10,121,153	494,878
Receivables	25,907	30,237
Prepaid expenses	129,957	176,151
Total current assets	10,277,017	701,266
Payables and accrued liabilities	1,177,654	2,236,845
Note payable	-	2,500,000
Working capital (deficit)	9,099,363	(4,035,579)

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2015, the Company had a cash and cash equivalents position of $10,121,153 (2014 - $494,878) derived from the net proceeds of the 2015 Private Placement. See "Overall Performance – Corporate Activities”. As at December 31, 2015, the Company had a working capital surplus of $9,099,363 (2014 deficit – $4,035,579).

In February 2016, the Company completed the 2016 Private Placement with Goldcorp and OceanaGold totalling 29,931,931 common shares at a price of $1.00 per share for gross proceeds of $29,931,931. See "Overall Performance – Corporate Activities”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -26-

Subsequent to December 31, 2015, the Company received an additional $558,850 from the exercise of 795,000 stock options at prices between $0.63 and $0.73 per share and $7,468,804 from the exercise of 7,468,804 warrants at a price of $1.00 per share.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash and cash equivalents on hand to finance its exploration programs and operating costs over the next 18 to 24 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. There are no assurances that the Company will be successful in raising additional capital at that time on commercially reasonable terms or at all.  See “Risks and Uncertainties”.

Use of Proceeds from 2014 Private Placement, 2014 Public Offering, 2015 Public Offering, 2015 Private Placement and 2016 Private Placement

In March 2014, the Company completed the 2014 Private Placement consisting of 15,188,495 Units at a price of $0.72 per Unit for net proceeds of approximately $10,163,460, after commissions and expenses of approximately $772,256. The net proceeds from the 2014 Private Placement were used to complete the Pinion Acquisition and for general corporate and working capital purposes.

In August 2014, the Company completed the 2014 Public Offering consisting of 9,850,000 common shares at US$0.64 (equivalent to $0.6991) per share for proceeds of $6,068,455 net of cash commissions and expenses of $817,972.  The net proceeds from the 2014 Public Offering were used to rectify the Company’s then working capital deficiency, maintain the Company’s property interests in good standing, fund the 2014 Phase 2 drill program on the Pinion Deposit and for general corporate and working capital purposes.

In early February 2015, the Company completed the 2015 Public Offering consisting of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.  The net proceeds were used to pay off the remaining $2.5 million due to Scorpio under the Pinion Acquisition, fund additional exploration of the Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenses.

In May 2015, the Company completed the 2015 Private Placement with OceanaGold pursuant to which the Company sold 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199. The net proceeds from the 2015 Private Placement are being used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes.  See “Overall Performance - Corporate Activities” above.

In February 2016, the Company completed the 2016 Private Placement with Goldcorp and OceanaGold pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,596,334, net of finders’ fees of $1,335,597. The net proceeds from the 2016 Private Placement will be used to further advance the Company’s Railroad-Pinion Project including the recommended 2016 exploration program and for general corporate and working capital purposes. See “Overall Performance - Corporate Activities” and “Railroad-Pinion Project – Recommended Exploration Program” above.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -27-

Commitments

a)
On January 1, 2015, the Company entered into a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Vancouver Office
$
Payable not later than one year	66,452
Payable later than one year and not later than five years	240,248
Payable later than five years	-
Total	306,700

b)
The Company has four separate consulting agreements with officers, directors and consultants of the Company to provide management consulting services to the Company for an indefinite term. The agreements require total combined payments of $59,750 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $1,559,650 (including average discretionary bonuses paid in 2014 and 2015) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in 2014 and 2015) approximately $2,339,475 in the event of termination following a change in control of the Company.

c)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the 2016 are approximately US$1,739,207 as of the date of this MD&A. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada” of the AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

Related Party Transactions

During the year ended December 31, 2015, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $322,167 (December 31, 2014 - $274,650) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2015, $Nil (December 31, 2014 - $35,619) was included in accounts payable and accrued liabilities.

ii.
Incurred administrative management fees of $154,100 (December 31, 2014 - $151,035) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at December 31, 2015, $6,867 (December 31, 2014 - $19,291) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $187,450 (December 31, 2014 - $181,150) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2015, $Nil (December 31, 2014 - $8,150) was included in accounts payable and accrued liabilities.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -28-

iv.
Incurred salaries of $Nil (December 31, 2014 - $106,972 and severance of $239,910), of which $Nil (December 31, 2014 - $107,987) were recorded as capitalized exploration and evaluation assets expenditures, to David Mathewson, a former director and former Vice-President, Exploration of the Company.

v.
Incurred salaries of $310,515 (December 31, 2014 - $Nil), of which $257,739 (December 31, 2014 - $Nil) were recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company. Mr. Jackson was not considered to be a related party for the purposes of IAS 24 during the fiscal year ended December 31, 2014.

vi.	Incurred directors fees of $25,000 (December 31, 2014 - $24,000) to a company controlled by Robert McLeod, a director of the Company.

vii.	Incurred directors fees of $25,000 (December 31, 2014 - $24,000) to David Morrell Cole, a director of the Company.

viii.	Incurred directors fees of $25,000 (December 31, 2014 - $24,000) to a company controlled by Jamie Strauss, a director of the Company.

Summary of key management personnel compensation:
	For the year ended December 31,
	2015	2014
	$	$
Management fees	738,717	678,835
Exploration and evaluation assets expenditures	257,739	107,987
Wages and salaries	52,776	238,895
Share-based compensation	1,021,131	825,015
	2,070,363	1,850,732

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -29-

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals.  Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -30-

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2015 and expects to be a passive foreign investment company for the taxable year ending December 31, 2016. As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

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Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2015.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

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The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)
Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2015, the Company had a net monetary asset position of US$1,594,437. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $15,900.

b)
Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)
Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)
Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at March 30, 2016, the Company has 205,965,274 outstanding common shares, 10,628,000 outstanding stock options to purchase up to a total of 10,628,000 common shares, with a weighted average exercise price of $0.83 per share and expiring from April 5, 2016 to November 27, 2020, and no outstanding warrants.

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Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 4 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being audit committee, the compensation committee, the corporate governance committee, the nomination committee and the technical committee. The Company’s audit, compensation and corporate governance committees are each comprised of 3 directors, all of whom are independent of management. The Company's nominating committee is comprised of 3 directors, 2 of whom are independent of management and one who is an executive officer of the Company. The Company's technical committee is comprised of 4 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. See “Overall Performance - Corporate Activities” above for details regarding OceanaGold’s right to appoint one representative to the Company’s technical committee.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

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The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2015 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 30, 2016 for the year ended December 31, 2015; and

•	the Company’s audited consolidated financial statements for the year ended December 31, 2015.

This MD&A has been approved by the Board effective March 30, 2016.

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